

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2018

Michael Rama
Vice President and Chief Financial Officer
NV5 Global, Inc.
200 South Park Road
Suite 350
Hollywood, Florida 33021

   Re: NV5 Global, Inc.
     Registration Statement on Form S-3
     Filed April 23, 2018
     File No. 333-224392

Dear Mr. Rama:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

           Division of Corporation Finance
           Office of Telecommunications

cc: Lili Taheri, Esq.